June 27, 2013

VIA EDGAR

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Radcom Ltd
Registration Statement on Form F-3
Filed June 5, 2013
File No. 333-189111

Dear Mr. Shuman:

This letter responds to the letter dated June 18, 2013 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Registration Statement on Form F-3 of Radcom Ltd (the “Company” or “we”) initially filed with the Commission on June 5, 2013 (the “Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The changes in Amendment No. 1 reflect the Company’s responses to the Staff’s comments in the Comment Letter as well as update other information due to the passage of time.

Our responses are set forth below following the text of the comments in the Comment Letter.

Selling Shareholders, page 10

1.           For Yelin Lapidot Provident Fund Management Ltd. and Straiton Investments Limited, please disclose the natural person or persons who have voting and dispositive power over the shares to be offered for resale. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments.

Response:

Amendment No. 1 discloses the natural persons who have voting and dispositive power over the shares to be offered for resale by Yelin Lapidot Provident Fund Management Ltd. and Straiton Investments Limited.  In addition, Amendment No.1 includes the following:  "To our knowledge, except as indicated in the table below, none of the selling shareholders…are a broker-dealer or an affiliate of a broker-dealer."

Undertakings, page 20

2.           Please revise this section to include the undertaking required by Item 512(b) of Regulation S-K or advise why you believe the undertaking does not apply to your filing.

Response:

Amendment No. 1 includes the undertaking required by Item 512(b) of Regulation S-K.

Exhibits, page 24

3.           It does not appear that you have ever filed Exhibits 2.1 and 2.2. Please file the exhibits with your amendment.

Response:

Amendment No. 1 includes Exhibits 2.1 and 2.2.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at +972-77-774-5060 or our attorneys, Aaron M. Lampert, Adv. at +972-3-608-9819 or Yoni R. Henner, Esq. at +972-3-608-9740, if you have any questions or require additional information.

Respectfully, RADCOM LTD

By:	/s/ Gilad Yehudai
Gilad Yehudai
Chief Financial Officer

cc:	Omer Mor, Adv.
Aaron M. Lampert, Adv.
Yoni R. Henner, Esq.